Exhibit 3

COLLIERS INTERNATIONAL GROUP INC.

Management’s discussion and analysis

For the year ended December 31, 2021

(in US dollars)

February 17, 2022

The following management’s discussion and analysis (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Colliers International Group Inc. (“we,” “us,” “our,” the “Company” or “Colliers”) for the year ended December 31, 2021, and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2020. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2021, and up to and including February 17, 2022.

Additional information about the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A includes references to “local currency revenue growth rate”, “internal revenue growth rate”, “adjusted EBITDA”, “adjusted EPS”, and “assets under management (“AUM”)”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures”.

Consolidated review

Our consolidated revenues for the year ended December 31, 2021, were $4.09 billion, an increase of 47% versus the prior year period (44% in local currency). The increase was driven by (i) strong growth in all service lines, led by Capital Markets, and Leasing, whose prior year results were impacted by the global COVID-19 pandemic beginning in March 2020; and (ii) the favourable impact of recent acquisitions. The full year diluted loss per share was $9.09 and included the impact of the settlement of the Long-Term Incentive Arrangement (“LTIA”) (see below) versus diluted earnings per share of $1.22 in the prior year. Adjusted earnings per share, which exclude the settlement of the LTIA, restructuring costs, non-controlling interest redemption increment and amortization of intangible assets (see “Reconciliation of non-GAAP financial measures” below) were $6.18, up 48% from $4.18 in the prior year. The increase was driven by (i) strong operating results, and (ii) lower tax rate, partially offset by (i) higher non-controlling interest share of earnings on strong performance in certain non-wholly owned operations; and (ii) the dilutive impact on share count from the settlement of the LTIA. GAAP net earnings per share and adjusted net earnings per share for the year ended December 31, 2021, would have been approximately $0.14 and $0.13 lower, respectively, excluding the impact of changes in foreign exchange rates.

On November 1, 2021, we completed the acquisition of Bergmann Associates, Architects, Engineers, Landscape Architects and Surveyors, D.P.C. (“Bergmann”), a leading engineering, architecture and design services firm located in the US Northeast, Midwest and Mid-Atlantic regions. Bergmann will rebrand as part of Colliers Engineering & Design by the second half of 2022.

In October 2021, we entered into agreements to acquire controlling interests in Antirion SGR S.p.A. (“Antirion”), one of the largest real estate investment management firms in Italy with assets under management of $4 billion, and its Italy affiliate (which collectively consists of Colliers International Italia S.p.A., Colliers Real Estate Services Italia S.R.L. and Colliers Real Estate Management Services S.R.L.). The transactions are expected to close by the end of first quarter of 2022.

In October 2021, we announced our growth strategy for the next five years, called “Enterprise ‘25”, focused on delivering balanced and diversified growth. Colliers aspires to more than double its profitability and have more than 65% of earnings come from recurring revenue sources by the end of 2025. To achieve these growth aspirations, we will focus on six key growth pillars that build on our unique enterprising culture and proven track record of success.

Also, in October 2021, we announced our ‘Elevate the Built Environment’ strategic framework designed to embed environment, social and governance (“ESG”) best practices across the organization. In addition, we committed to setting a science-based target through the Science-Based Targets initiative’s (SBTi) Business Ambition for 1.5°C program as well as achieving Net Zero for our operations by 2030.

On April 16, 2021, after receiving approval from 95% of disinterested shareholders, we completed the previously announced transaction (the “Transaction”) to settle the Management Services Agreement, including the LTIA, between Colliers, Jay S. Hennick (the Company’s Chairman & CEO) and Jayset Management CIG Inc., a corporation controlled by Mr. Hennick. The Transaction also established a timeline for the orderly elimination of Colliers’ dual class voting structure by no later than September 1, 2028. The completion of the Transaction resulted in the issuance of 3.6 million Subordinate Voting Shares from treasury and a cash payment of $96.2 million funded from the Company’s revolving credit facility, which were recorded as an expense of $471.9 million on the statement of earnings during the second quarter of 2021.

Subsequent to year end, on January 24, 2022, we entered into an agreement to make a strategic investment to acquire a 75% equity interest in Basalt Infrastructure Partners LLP (“Basalt”), a London and New York-based transatlantic infrastructure investment management firm with $8.5 billion of assets under management. The transaction is subject to customary closing conditions and approvals and is expected to close in the second half of 2022. The acquisition adds highly differentiated investment products in the utility, transportation, energy/renewables and communications sectors to the Company’s Investment Management service line.

For the year ended December 31, 2021, local currency revenue growth was driven by strength across all service lines, particularly Capital Markets and Leasing, and the positive impact of recent acquisitions.

	Three months ended				Twelve months ended
(in thousands of US$)	December 31		Change	Change	December 31		Change	Change
(LC = local currency)	2021	2020	in US$ %	in LC%	2021	2020	in US$ %	in LC%

Outsourcing & Advisory	$479,593	$377,191	27%	28%	$1,599,313	$1,226,877	30%	27%
Investment Management(1)	79,511	43,676	82%	82%	252,890	172,594	47%	46%
Leasing	336,876	215,516	56%	57%	1,000,683	686,482	46%	43%
Capital Markets	449,485	277,333	62%	63%	1,236,243	700,904	76%	73%
Total revenues	$1,345,465	$913,716	47%	48%	$4,089,129	$2,786,857	47%	44%

(1) Investment Management local currency revenues, excluding pass-through carried interest, were up 45% and 29%, respectively for the three and twelve months ended December 31, 2021.

Results of operations – Year ended December 31, 2021

For the year ended December 31, 2021, revenues were $4.09 billion, up 47% compared to the prior year period (44% in local currency). Internally generated revenues were up 36% driven by strong growth in all service lines, led by Capital Markets, and Leasing, whose prior year results were impacted by the pandemic beginning in March 2020. Acquisitions contributed 8% to local currency revenue growth versus the prior year period.

The operating loss was $131.5 million and included the impact of the settlement of the LTIA. Excluding the settlement of the LTIA, operating earnings were $340.4 million versus $164.6 million in the prior year. The operating earnings margin, excluding the LTIA settlement, was 8.3% versus 5.9% in the prior year with the increase attributable to (i) operating leverage from higher revenues across all services lines; and (ii) the impact of higher margin acquisitions of Colliers Mortgage and Colliers Engineering & Design. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) was $544.3 million, up 51% (48% in local currency) versus $361.4 million in the prior year. Adjusted EBITDA margin increased by 30 basis points to 13.3% as compared to 13.0% in the prior year.

Depreciation expense was $45.9 million relative to $39.3 million in the prior year, with the increase attributable to the impact of recent acquisitions and increased investments in office leaseholds.

Amortization expense was $99.2 million relative to $86.6 million in the prior year, with the increase attributable mainly to intangible assets recognized in connection with recent business acquisitions.

Earnings from equity investments, including other income, were $11.3 million as compared to $2.9 million in the prior year.

Net interest expense was $31.8 million, up from $30.9 million in the prior year and included the full year impact of interest from Convertible Notes which were issued on May 19, 2020. The average interest rate on our debt during the period was 2.9%, versus 3.0% in the prior year.

Consolidated income tax expense for the year ended December 31, 2021, was $85.5 million, relative to $42.0 million in the prior year. The current year’s rate was impacted by the settlement of the LTIA as the settlement and its related costs are not tax deductible. Excluding the impact from the settlement of the LTIA, the effective tax rate was 26.7% compared to 30.8% in the prior year, which was impacted by the reversal of a $2.0 million tax benefit recorded in 2019 due to a change in tax law applied retroactively. The effective tax rate for the full year ended December 31, 2022, is expected to be between 26% to 28%.

The net loss was $237.6 million, which includes the impact of the LTIA, versus earnings of $94.5 million in the prior year period.

Revenues in the Americas region totalled $2.49 billion for the full year compared to $1.63 billion in the prior year, up 53% (51% in local currency). Revenue growth was primarily driven by strong results in Capital Markets, particularly industrial, land and multifamily asset classes as well as Leasing and the favourable impact of recent acquisitions. Foreign exchange tailwinds positively impacted revenue growth by 2%. Adjusted EBITDA was $296.1 million, up 64% (62% in local currency) from $180.4 million in the prior year, on higher revenues and the positive impact of recent acquisitions. GAAP operating earnings were $233.8 million, versus $121.4 million in 2020.

EMEA region revenues were $672.7 million for the full year compared to $516.5 million in the prior year, up 30% (27% in local currency) on growth across all service lines. Foreign exchange tailwinds positively impacted revenue growth by 3%. Adjusted EBITDA was $82.5 million, up 80% (79% in local currency) versus $45.9 million in the prior year with the improvement attributable to operating leverage from higher revenues. GAAP operating earnings were $59.6 million as compared to $8.3 million in 2020.

The Asia Pacific region generated revenues of $673.7 million for the full year compared to $470.6 million in the prior year, up 43% (36% in local currency). Revenue growth was driven by a rebound in activity across all service lines, led by Capital Markets. Foreign exchange tailwinds positively impacted revenue growth by 7%. Adjusted EBITDA was $95.2 million, up 44% (36% in local currency) versus $66.3 million in the prior year. GAAP operating earnings were $82.0 million, versus $45.2 million in the prior year.

Investment Management revenues were $252.9 million compared to $172.6 million in the prior year, up 47% (46% in local currency). Pass-through revenue from historical carried interest represented $35.0 million in the current year, versus $4.2 million in the prior year. Excluding the impact of pass-through revenue from carried interest, revenues were up 29% (29% in local currency) and were positively impacted by strong fundraising in both open and closed-ended fund series. Adjusted EBITDA was $95.1 million, up 37% (37% in local currency), relative to $69.5 million in the prior year. GAAP operating earnings were $63.7 million, versus $40.7 million in 2020. Assets under management were $51.0 billion on December 31, 2021, up 29% from $39.5 billion on December 31, 2020.

Unallocated global corporate costs as reported in Adjusted EBITDA were $24.7 million in 2021, relative to $0.7 million in the prior year with the change attributable to significant performance-based incentive compensation accruals relative to zero in the prior year. The corporate GAAP operating loss, inclusive of the LTIA settlement, was $570.6 million, relative to $51.1 million in 2020.

Selected annual information - last five years
(in thousands of US$, except share and per share amounts)

	Year ended December 31
	2021	2020	2019	2018	2017

Operations
Revenues	$4,089,129	$2,786,857	$3,045,811	$2,825,427	$2,435,200
Operating earnings / (loss)	(131,501)	164,578	218,197	201,398	167,376
Net earnings / (loss)	(237,557)	94,489	137,585	128,574	94,074

Financial position
Total assets	$3,873,730	$3,292,167	$2,892,714	$2,357,580	$1,507,560
Long-term debt	531,054	479,895	611,404	672,123	249,893
Convertible Notes	225,214	223,957	-	-	-
Redeemable non-controlling interests	536,903	442,375	359,150	343,361	145,489
Shareholders' equity	585,269	586,109	517,299	391,973	303,014

Common share data
Net earnings (loss) per common share:
Basic
	(9.09)	1.23	2.60	2.49	1.32
Diluted
	(9.09)	1.22	2.57	2.45	1.31
Weighted average common shares outstanding (thousands)
Basic	42,920	39,986	39,550	39,155	38,830
Diluted	42,920	40,179	39,981	39,795	39,308
Cash dividends per common share	$0.20	$0.10	$0.10	$0.10	$0.10

Other data*
Adjusted EBITDA	$544,338	$361,442	$359,476	$311,435	$242,823
Adjusted EPS	6.18	4.18	4.67	4.09	3.16
*See “Reconciliation of non-GAAP financial measures”

New revenue guidance was adopted retrospectively effective January 1, 2018 and accordingly, comparative information for the year ended December 31, 2017 and as at December 31, 2017 has been restated.

Summary of quarterly results (unaudited)

The following table sets forth our unaudited quarterly consolidated results of operations data. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any further quarter.

Summary of quarterly results - years ended December 31, 2021, 2020 and 2019
(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4

Year ended December 31, 2021
Revenues	$774,914	$945,994	$1,022,756	$1,345,465
Operating earnings (loss)	39,956	(385,777)	75,966	138,354
Net earnings (loss)	24,807	(412,601)	50,496	99,741
Basic net earnings (loss) per common share	0.11	(10.53)	0.41	0.98
Diluted net earnings (loss) per common share	0.11	(10.53)	0.40	0.92

Year ended December 31, 2020
Revenues	$630,628	$550,206	$692,307	$913,716
Operating earnings	18,537	14,523	52,074	79,443
Net earnings	6,458	6,483	31,979	49,568
Basic net earnings (loss) per common share	0.12	(0.26)	0.53	0.84
Diluted net earnings (loss) per common share	0.11	(0.26)	0.52	0.80

Year ended December 31, 2019
Revenues	$635,123	$745,517	$736,883	$928,288
Operating earnings	13,397	57,198	48,175	99,428
Net earnings	5,463	35,575	28,672	67,877
Basic net earnings per common share	0.04	0.60	0.75	1.21
Diluted net earnings per common share	0.04	0.60	0.74	1.20

Other data*
Adjusted EBITDA - 2021	$92,129	$136,558	$123,641	$192,010
Adjusted EBITDA - 2020	54,454	59,962	92,120	154,906
Adjusted EBITDA - 2019	43,571	87,323	84,262	144,320
Adjusted EPS - 2021	$1.04	$1.58	$1.27	$2.25
Adjusted EPS - 2020	0.54	0.70	1.08	1.79
Adjusted EPS - 2019	0.51	1.10	1.04	2.01
*See "Reconciliation of non-GAAP financial measures"

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on Capital Markets transactions. Revenues and earnings during the balance of the year are relatively even. Historically, Capital Markets operations comprised approximately 25-30% of consolidated annual revenues. Variations can also be caused by business acquisitions which alter the consolidated service mix.

2022 outlook

During 2022, the Company expects to build on the growth that was achieved in 2021. In particular, we expect:

●

High single digit revenue growth, comprising of mid-single digit internal growth and the balance from acquisitions, including the recently announced acquisitions of Antirion, Colliers Italy and Basalt.

●	Adjusted EBITDA margin improvement of 40-60 basis points
●	Consolidated effective income tax rate of 26-28%
●	NCI share of earnings of 18-20%
●	Mid-teens adjusted EPS growth

The 2022 outlook constitutes forward-looking information and remains subject to the change based on numerous risk factors as described in this MD&A.

Liquidity and capital resources

Net cash generated by operating activities for the year ended December 31, 2021, was $289.0 million, versus $166.5 million in the prior year. The prior year was impacted by significant working capital usage in our Capital Markets and Leasing operations related to the pandemic. We believe that cash from operations and other existing resources, including our $1.0 billion multi-currency revolving credit facility (the “Revolving Credit Facility”), will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the year ended December 31, 2021, capital expenditures were $58.0 million versus $40.4 million in the prior year. Capital expenditures for the year ending December 31, 2022, are expected to be $75-$80 million, with the increase primarily attributable to investments in office space in major markets, some of which were deferred from 2021 and are expected to be funded by cash on hand.

We distributed $51.5 million (2020 - $35.7 million) to non-controlling shareholders of subsidiaries, in part to facilitate the payment of income taxes on account of those subsidiaries organized as flow-through entities. The increase in distributions is largely attributable to substantial earnings growth from non-wholly owned operations.

Net indebtedness as at December 31, 2021 was $134.3 million, versus $323.3 million at December 31, 2020. Net indebtedness is calculated as the current and non-current portion of long-term debt (excluding the Convertible Notes and warehouse credit facilities, in accordance with our debt agreements) less cash and cash equivalents. As of December 31, 2021, the Company’s financial leverage ratio expressed in terms of net debt to pro forma Adjusted EBITDA was 0.3x (1.0x as of December 31, 2020), relative to a maximum of 3.5x permitted under our debt agreements. Including the Convertible Notes, our net indebtedness as at December 31, 2021 was $359.5 million. We were in compliance with the covenants contained in our debt agreements as at December 31, 2021 and, based on our outlook for 2022, we expect to remain in compliance with these covenants.

As of December 31, 2021, the Company had $988.2 million of unused credit under its committed revolving credit facility maturing in April 2024.

The Convertible Notes, due 2025, are unsecured and subordinated to all of the existing and future senior and/or secured indebtedness, and are treated as equity for financial leverage calculations under our existing debt agreements. The Convertible Notes are convertible into 3.97 million Subordinate Voting Shares or, if not converted, may be settled at maturity with subordinate voting shares or cash at the option of the Company.

On October 7, 2021, the Company issued US dollar and Euro fixed rate senior unsecured notes (the “Senior Notes”), consisting of US$150 million of 3.02% Notes due 2031 and €125 million of 1.52% Notes due 2031. The Senior Notes were placed privately and rank equally with Colliers’ senior unsecured revolving credit facility and existing senior unsecured Euro notes due 2028. The Company used the proceeds for general corporate purposes and to repay outstanding borrowings under its revolving credit facility.

Colliers Mortgage utilizes warehouse credit facilities for the purpose of funding warehouse receivables. Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase. The warehouse credit facilities are excluded from the financial leverage calculations under our debt agreements.

On April 26, 2021, we renewed and extended our structured accounts receivable facility (the “AR Facility”) with a third-party financial institution. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold Receivables are derecognized from the consolidated balance sheet. The AR Facility results in a decrease to our borrowing costs. The AR Facility has committed availability of $125 million with a term of 364 days extending to April 25, 2022 and includes selected US and Canadian trade accounts receivable (the “Receivables”). As of December 31, 2021, the AR Facility was undrawn.

During 2021, the Company acquired certain real estate assets in connection with the establishment of new Investment Management funds. The real estate assets, as well as corresponding liabilities, will be transferred to the respective funds during 2022, without gain or loss. The Company recorded the corresponding assets and liabilities on the balance sheet as of December 31, 2021. The Company executed a similar transaction in 2020, and expects to enter into similar transactions from time to time in the future to facilitate the formation of new Investment Management funds.

On May 13, 2021, the Company’s Board of Directors declared a semi-annual dividend of $0.05 per share to shareholders of record on June 30, 2021. On December 7, 2021, the Company’s Board of Directors announced an increase in semi-annual dividend to $0.15 per share to shareholders of record on December 31, 2021. These semi-annual dividends are paid in cash after the end of the second and fourth quarters to shareholders of record on the last business day of the quarter. The Company’s policy is to pay dividends on its common shares in the future, subject to the discretion of our Board of Directors. Total common share dividends paid by the Company during 2021 were $4.2 million.

During 2021, we invested cash in acquisitions as follows: an aggregate of $60.8 million (net of cash acquired) in new business acquisitions, $23.3 million in acquisitions of redeemable non-controlling interest and $5.3 million in contingent consideration payments related to previously completed acquisitions. All acquisitions during the year were funded from borrowings on the Revolving Credit Facility and cash on hand (See Note 4 in our consolidated financial statements). In addition, the Company expects to fund previously announced acquisitions, which are expected to close in 2022, from borrowings on the Revolving Credit Facility and cash on hand.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $191.6 million as at December 31, 2021 (December 31, 2020 - $208.6 million). Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at December 31, 2021 was $154.7 million (December 31, 2020 - $115.6 million). Contingent consideration with a compensatory element is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as at December 31, 2021 was $5.1 million (December 31, 2020 - $17.6 million). The contingent consideration is based on achieving specified earnings levels and is paid or payable after the end of the contingency period, which extends to June 2026. We estimate that approximately 90% of the contingent consideration outstanding as of December 31, 2021 will ultimately be paid.

The following table summarizes our contractual obligations as at December 31, 2021:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$530,243	$896	$258	$-	$529,089
Warehouse credit facilities	162,911	162,911	-	-	-
Convertible Notes	225,215	-	-	225,215	-
Interest on long-term debt
and Convertible Notes	130,957	21,239	42,443	27,844	39,431
Finance lease obligations	810	562	248	-	-
Business combinations[1]	364,436	364,436
Contingent acquisition consideration	154,671	120,246	29,603	4,712	110
Operating leases obligations	480,302	94,188	146,145	89,829	150,140
Purchase commitments	63,724	14,016	24,007	22,432	3,269
Co-investment Commitments	20,284	20,284	-	-	-
Total contractual obligations	$2,133,553	$798,778	$242,704	$370,032	$722,039
1.	Business combinations include the acquisitions of Antirion, Colliers Italy and Basalt.

At December 31, 2021, we had commercial commitments totaling $11.8 million comprised of letters of credit outstanding due to expire within one year.

In order to effectively manage our corporate risk and support our global insurance program, we supplement our commercial insurance placements with the use of a wholly-owned captive insurance company to provide support for our professional indemnity, general liability and US workers’ compensation programs. The level of risk retained by our captive insurance company varies by coverage. Currently, the captive insures up to $0.75 million per claim with respect to professional indemnity and $2.0 million with respect to general liability. All limits are inclusive of commercial market self-insured retentions. Liability insurance claims can be complex and take a number of years to resolve. Within our captive insurance company, we estimate the ultimate cost of these claims by way of specific claim accruals developed through periodic reviews of the circumstances of individual claims, validated annually by a third-party actuary. As of December 31, 2021, the captive insurance company has reserves for unpaid claim liabilities of $10.7 million.

Redeemable non-controlling interests

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the redeemable non-controlling interests (“RNCI”) at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be.

The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was $513.3 million as of December 31, 2021 (December 31, 2020 - $415.1 million). The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at December 31, 2021, the RNCI recorded on the balance sheet was $536.9 million (December 31, 2020 - $442.4 million). The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share for the year ended December 31, 2021, would be $3.20, and the accretion to adjusted EPS would be $0.80.

Critical accounting estimates

Critical accounting estimates are those that we deem to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified eight critical accounting estimates, which are discussed below.

1.

Revenue recognition. We earn revenues from brokerage transaction commissions, advisory fees, debt finance fees, property management fees, project management fees, engineering and design fees, loan servicing fees and investment management fees. Some of the contractual terms related to the process of earning revenue from these sources, including potentially contingent events, can be complex and may require us to make judgments about the timing of when we should recognize revenue and whether revenue should be reported on a gross basis or net basis. Changes in judgments could result in a change in the period in which revenues are reported, or in the amounts of revenue and cost of revenue reported.

2.

Goodwill. Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have four reporting units, consistent with our four operating segments. Goodwill is attributed to the reporting units at the time of acquisition. Estimates of fair value can be impacted by changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that would suggest a potential decrease in fair value, the determination of fair value is calculated with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

3.

Business combinations. The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and management judgment, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships or asset management contracts, different amounts of intangible assets and related amortization could be reported.

4.

Contingent acquisition consideration. Contingent consideration is required to be measured at fair value at the acquisition date and at each balance sheet date until the contingency expires or is settled. The fair value at the acquisition date is a component of the purchase price; subsequent changes in fair value are reflected in earnings. Most acquisitions made by us have a contingent consideration feature, which is usually based on the acquired entity’s profitability (measured in terms of adjusted EBITDA) during a one to five year period after the acquisition date. Significant estimates are required to measure the fair value of contingent consideration, including forecasting profits for the contingency period and the selection of an appropriate discount rate.

5.	Deferred income tax assets. Deferred income tax assets arise primarily from the recognition of the benefit of certain net operating loss carryforwards. We must weigh the positive and negative evidence surrounding the future realization of the deferred income tax assets to determine whether a valuation allowance is required, or whether an existing valuation allowance should remain in place. These determinations, which involve projections of future taxable income, require significant management judgment. Changes in judgments, in particular of future taxable earnings, could result in the recognition or de-recognition of a valuation allowance which could impact income tax expense materially.

6.	Mortgage servicing rights (“MSRs”). MSRs, or the rights to service mortgage loans for others, result from the sale or securitization of loans originated by the Company and are recognized as intangible assets on the Consolidated Balance Sheets. The Company initially recognizes MSRs based on the fair value of these rights on the date the loans are sold. MSRs do not actively trade in an open market with readily observable prices; therefore, fair value is determined based on certain assumptions and judgments. The valuation model incorporates assumptions including contractual servicing fee income, interest on escrow deposits, discount rates, the cost of servicing, prepayment rates, delinquencies, the estimated life of servicing cash flows and ancillary income and late fees. Subsequent to initial recognition, MSRs are amortized and carried at the lower of amortized cost or fair value. They are amortized in proportion to and over the estimated period that net servicing income is expected to be received based on projections and timing of estimated future net cash flows.

7.

Uncertain tax positions. In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination by tax authorities based upon an evaluation of the facts and circumstances at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a tax authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

8.	Allowance for credit loss reserves. Colliers Mortgage is obligated to share in losses, if any, related to mortgages originated under the Fannie Mae Delegated Underwriting and Servicing (“DUS”) Program. These obligations expose the Company to credit risk on mortgage loans for which the Company is providing underwriting, servicing, or other services under the DUS Program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios, and typically, the Company is subject to sharing up to one-third of incurred losses on loans originated under the DUS Program. In accordance with ASC 326, the Company estimates the credit losses expected over the life of the credit exposure related to this loss sharing obligation and performs a quarterly analysis of the loss reserve. The Company evaluates the loss reserve on an individual loan basis and the evaluation models consider the specific details of the underlying property used as collateral, such as occupancy and financial performance. As of December 31, 2021, the Company has funded and sold loans subject to such loss sharing obligations with an aggregate unpaid principal balance of approximately $4.4 billion. As at December 31, 2021, the loss reserve was $15.8 million (December 31, 2020 - $15.2 million) and was included within Other liabilities on the Consolidated Balance Sheets.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) the settlement of the LTIA; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring costs and (ix) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2021	2020	2021	2020

Net earnings (loss)	$99,741	$49,568	$(237,557)	$94,489
Income tax	37,020	22,980	85,510	42,046
Other income, including equity earnings from non-consolidated investments	(5,726)	(1,427)	(11,273)	(2,906)
Interest expense, net	7,319	8,322	31,819	30,949
Operating earnings (loss)	138,354	79,443	(131,501)	164,578
Settlement of LTIA	-	-	471,928	-
Depreciation and amortization	38,155	38,795	145,094	125,906
Gains attributable to MSRs	(8,486)	(9,668)	(29,214)	(17,065)
Equity earnings from non-consolidated investments	1,565	1,468	6,190	2,919
Acquisition-related items	11,235	34,349	61,008	45,848
Restructuring costs	5,018	6,947	6,484	29,628
Stock-based compensation expense	6,169	3,572	14,349	9,628
Adjusted EBITDA	$192,010	$154,906	$544,338	$361,442

Adjusted EPS is defined as diluted net earnings per share as calculated under the “if-converted” method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) the settlement of the LTIA; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the adjusted EPS calculation for all periods presented.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2021	2020	2021	2020

Net earnings (loss)	$99,741	$49,568	$(237,557)	$94,489
Non-controlling interest share of earnings	(20,317)	(15,666)	(53,465)	(29,572)
Interest on Convertible Notes	2,300	2,300	9,200	5,673
Settlement of LTIA	-	-	471,928	-
Amortization of intangible assets	25,202	27,544	99,221	86,557
Gains attributable to MSRs	(8,486)	(9,668)	(29,214)	(17,065)
Acquisition-related items	11,235	34,349	61,008	45,848
Restructuring costs	5,018	6,947	6,484	29,628
Stock-based compensation expense	6,169	3,572	14,349	9,628
Income tax on adjustments	(8,099)	(15,115)	(35,216)	(35,350)
Non-controlling interest on adjustments	(2,871)	(4,257)	(12,791)	(11,479)
Adjusted net earnings	$109,892	$79,574	$293,947	$178,357

	Three months ended		Twelve months ended
	December 31		December 31
(in US$)	2021	2020	2021	2020

Diluted net earnings (loss) per common share(1)	$0.89	$0.76	$(8.21)	$1.15
Interest on Convertible Notes, net of tax	0.03	0.04	0.14	0.10
Non-controlling interest redemption increment	0.74	0.01	2.09	0.37
Settlement of LTIA	-	-	9.92	-
Amortization expense, net of tax	0.31	0.35	1.25	1.23
Gains attributable to MSRs, net of tax	(0.10)	(0.09)	(0.34)	(0.22)
Acquisition-related items	0.18	0.53	0.93	0.82
Restructuring costs, net of tax	0.07	0.12	0.10	0.51
Stock-based compensation expense, net of tax	0.13	0.07	0.30	0.22
Adjusted EPS	$2.25	$1.79	$6.18	$4.18

Diluted weighted average shares for Adjusted EPS (thousands)	48,867	44,365	47,559	42,647

(1) Amounts shown reflect the "if-converted" method's dilutive impact on the adjusted EPS calculation for the years ended December 31, 2021 and 2020.

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

Impact of recently adopted accounting standards

Accounting for Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting of Income Taxes to simplify the accounting for income taxes. The guidance eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences related to changes in ownership of equity method investments and foreign subsidiaries. The guidance also simplifies aspects of accounting for enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in step-up in tax basis of goodwill. The Company adopted the guidance effective January 1, 2021. The Company’s processes and disclosures have been updated to incorporate the new standard. The adoption of the standard did not have a material impact on our consolidated financial statements.

Recently issued accounting guidance, not yet adopted

Reference Rate Reform

The FASB has issued two ASU related to reference rate reform. In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and in January 2021 the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. With reference rates like the various tenors of the London Interbank Offered Rates (“LIBOR”) being discontinued between December 31, 2021, and June 30, 2023, a significant volume of contracts and other arrangements will be impacted by the transition required to alternative reference rates. This ASU provides optional expedients and exceptions to reduce the costs and complexity of applying existing GAAP to contract modifications and hedge accounting if certain criteria are met. The standard is effective for a limited time for all entities through December 31, 2022. The Company has certain debt arrangements which may qualify for use of the practical expedients permitted under the guidance. The Company has evaluated and will continue to evaluate arrangements subject to rate reform and the options under the ASU to facilitate an orderly transition to alternative reference rates and their potential impacts on its consolidated financial statements and disclosures.

Debt with Conversion Options

In August 2020, the FASB issued ASU No. 2020-06, Debt- Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contract in an Entity’s Own Equity. The ASU simplifies the accounting for convertible instruments and reduces the number of embedded conversion features being separately recognized from the host contract as compared to current GAAP. The ASU also enhances information transparency through targeted improvements to the disclosures for convertible instruments and earnings-per-share guidance. The standard is effective for fiscal years beginning after December 15, 2021. The standard can be applied using the modified retrospective method of transition or a fully retrospective method of transition. The Company will adopt the guidance effective January 1, 2022. The adoption of the standard is not expected to have any material impact on the Company’s consolidated financial statements.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance with the rules of the CSA, Old FSV elected to report exclusively using US GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, the Company is permitted to continue preparing financial statements in accordance with US GAAP going forward.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. On April 11, 2017 we entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 1.897%. In December 2018, the Company entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 2.7205% plus the applicable margin. The interest rate swaps are measured at fair value on the balance sheet. The Company designated each of these interest rate swaps as cash flow hedges at the inception of the respective interest rate swaps. On July 1, 2021, the Company dedesignated both hedging relationships. Financial instruments involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If we have financial instruments outstanding and such events occur, our results of operations and financial position may be adversely affected.

Transactions with related parties

On April 16, 2021, the Company completed the Transaction to settle the Management Services Agreement, including the LTIA, between Colliers, Jay S. Hennick (the Company’s Chairman & CEO) and Jayset Management CIG Inc., a corporation controlled by Mr. Hennick.

As at December 31, 2021, the Company had $4.0 million of loans receivable from non-controlling shareholders (December 31, 2020 - $3.4 million). The majority of the loans receivable represent amounts assumed in connection with acquisitions and amounts issued to non-controlling interests to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 4.0%. These loans are due on demand or mature on various dates up to 2028, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 42,932,300 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 2,357,375 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 16, 2021, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 20, 2021 to July 19, 2022. The Company is entitled to repurchase up to 3,200,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2021. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at December 31, 2021.

Changes in internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2021, our internal control over financial reporting was effective.

During the year ended December 31, 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Risks associated with COVID-19 pandemic

We are closely monitoring the continuing impact of the global COVID-19 pandemic on all aspects of our business, including how it will impact our clients, employees, and services.

Operating during the global pandemic exposes the Company to multiple risks which, individually or in the aggregate, could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows, including following:

●	a reduction in certain commercial real estate transactions and decreases in expenditure at our clients and therefore a reduction in the demand for the services the Company provides;
●	a decrease in property values and increase in vacancy rates, which could negatively impact Leasing and Capital Markets commissions;
●	rising inflation, particularly its impact on compensation costs, hiring and retention of talent;
●	reduced liquidity and rising interest rates in debt capital markets may hinder the Company’s ability, or the ability of our clients, to access capital or financing at favorable terms; and
●	the occurrence of asset impairment losses.

Further, many of the risks discussed in the “Risk Factors” section of the Company’s Annual Information Form are, and could be, exacerbated by the continuing COVID-19 pandemic. Given the dynamic nature of these events, the Company cannot reasonably estimate the period of time that the COVID-19 pandemic and related market conditions will persist, the full extent of the impact they will have on our business, financial condition, results of operations or cash flows or the pace or extent of any subsequent recovery. Even after the pandemic and related containment measures subside, we may continue to experience adverse impacts to our business, financial condition and results of operations, the extent of which may be material.

Risks associated with Colliers Mortgage

Our Colliers Mortgage operations have certain key risk factors unique to the services provided. The following is a summary of key risk factors:

●	a change in or loss of our relationship with US government agencies, such as Fannie Mae or Ginnie Mae could significantly impact our ability to originate mortgage loans;
●

defaults by borrowers on loans originated under the Fannie Mae Delegated Underwriting and Servicing Program could materially affect our profitability as we are subject to sharing up to one-third of incurred losses;

●	a decline in origination volumes or termination of our current servicing agreements, could significantly impact profitability, with a majority of our earnings generated from loan servicing; and
●	a termination or changes to our warehouse credit facilities could lead to unfavourable replacement terms and may significantly impact our ability to originate new loans.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Risks associated with the COVID-19 pandemic”, “Risks associated with Colliers Mortgage” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form:

●

The COVID-19 pandemic and its related impact on global, regional and local economic conditions, and in particular its impact on client demand for our services, our ability to deliver services and ensure the health and productivity of our employees.

●	Economic conditions, especially as they relate to commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
●	Rising inflation and its impact on compensation costs, hiring and retention of talent, and the Company’s ability to recover costs from our clients.
●	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
●	Trends in pricing and risk assumption for commercial real estate services.
●	The effect of significant movements in average cap rates across different property types.
●	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
●	Competition in the markets served by the Company.
●	The impact of changes in the market value of assets under management on the performance of our Investment Management business.
●	A decline in our ability to attract, recruit and retain talent.
●	A decline in our ability to attract new clients and to retain major clients and renew related contracts.
●	Reliance on subcontractors.
●	Labor shortages or increases in wage and benefit costs.
●	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
●	The effect of increases in interest rates on our cost of borrowing.
●	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
●	Changes in the frequency or severity of insurance incidents relative to our historical experience.
●	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Euro, Canadian dollar, Australian dollar and UK pound sterling denominated revenues and expenses.
●	A decline in our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
●	Disruptions, cyber attacks or security failures in our information technology systems and our ability to protect against cybersecurity threats as well as to monitor new threats.
●

The ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.

●

Political conditions, including political instability, any outbreak or escalation of hostilities, elections, referenda, trade policy changes, immigration policy changes and terrorism and the impact thereof on our business.

●	Changes in climate and environment-related policies that directly impact our businesses.
●	Changes in government laws and policies at the federal, state/provincial or local level that directly impact our businesses.
●	Continuing evolution of global climate change policy and its tangible and intangible impact on our operations, employees and clients.
●	Conversion of the Convertible Notes to subordinate voting shares may dilute the ownership of existing shareholders.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its anticipated impact on our business. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2021, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.